Rebecca DiStefano
Tel. (561) 955-7654
Fax (561) 367-6254
distefanor@gtlaw.com

July 3, 2008

VIA EDGAR TRANSMISSION

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Interstate Data USA, Inc.
Registration Statement on Form 10
Filed May 13, 2008
File No. 000-53234

Dear Ms. Jacobs:

On behalf of our client, Interstate Data USA, Inc. (the “Company”), attached are the Company’s responses to the comments raised by the Staff of the Division of Corporation Finance by letter dated June 18, 2008 (the “Comment Letter”). The numbered staff comment from the Comment Letter followed by the Company’s response is set forth below:

Special Note Regarding Forward-Looking Statements, page ii

1.
We note your reference to the Private Securities Litigation Reform Act of 1995 on page ii in connection with forward-looking statements. Because you are a new registrant that is not yet subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, Interstate Data USA is not eligible to rely on the safe harbor for forward-looking statements. Please revise to delete all references to the Private Securities Litigation Reform Act of 1995 or explain with every reference to the Act that Interstate Data USA is ineligible to rely on the Act's safe harbor provisions. Please refer to paragraph (a)(1) of Section 21E of the Exchange Act.

As requested, the Company has revised the disclosure in its amended filing to explain in the reference to the Private Securities Litigation Reform Act of 1995 that the Company is not yet eligible to rely on the Act’s safe harbor provisions.

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
July 3, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 19

2.
Please provide support for the statement on page 19 that the company expects to derive its revenues primarily from advertising sales and database licensing. The Statement of Operations on page F-4 indicates that the company had $125 in revenues in 2007 and $0 in 2006. Please discuss the company's plans to attract advertising and database licensing.

As requested, the Company has added support for the statement on page 19 that the Company intends to grow revenues from advertising and database licensing and added a discussion concerning the Company’s plans to attract advertising and database licensing.

Liquidity and Capital Resources, page 22

3.
On page 22, you disclose that the company will need to “seek funding in the near future” because of insufficient cash reserves to meet all your anticipated obligations for the next 12 months. Please amend your filing to clarify how you expect to meet your short and long-term cash requirements and maintain operations for the next 12 months. Please see Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

As requested, the Company has added additional clarification at page 22 as to how the Company expects to meet its short and long term cash requirements and maintain operations for the next 12 months.

•
Clarify the amount needed to continue operations for the next 12 months. Please address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses.

As requested, the Company has provided clarification that it believes it will need an estimated $2.0 million in funding to continue operations for the next 12 months, which will include the additional legal and accounting costs and expenses the Company will incur as a Section 12(g) reporting company.

•
Provide more detailed disclosure regarding the company's plans to seek additional funding, the time frame in which the company plans to seek funding, and the amount the company expects to receive from each source. For example, you disclose on page 22 that “loans from our stockholders may be a continuing source of liquidity.” We note that you disclose that the company has already received loans from some members of management but please identify the stockholders and the amount of loans that you plan to seek in the future.

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
July 3, 2008

As requested, the Company has provided more detailed disclosure regarding the Company’s planned private financing, the expected time frame for the financing, and the stockholders that the Company anticipates will potentially make follow-on investments in the Company.

•
We note that you disclose in the financial statements that the company has received a line of credit from Palmetto Heritage Bank in 2006 to repay a loan to Town Square Bank. Please describe any material covenants associated with the line of credit from Palmetto Heritage Bank and whether you are in compliance with them as of the most recent fiscal period. Also provide us with an analysis as to why you have determined that the documents, if any, relating to the line of credit with Palmetto does not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

The Company has added disclosure concerning material covenants associated with the line of credit. The Company is currently in compliance with the terms of the Palmetto Heritage Bank and Trust line of credit and has included the loan agreement as an exhibit to the revised filing. Palmetto Heritage Bank and Trust and the Company recently agreed to extend the maturity date of the loan for a one year period to June 28, 2009.

•	Disclose your course of action if the company is unable to secure funding. If you have no such plan, please so state.

The Company has expanded its disclosure to explain that, in the event that additional funding cannot be secured in the near future, it may be required to discontinue operations and cease to exist as a going concern.

Executive Compensation, page 27

4.
On page 27, footnotes 3 and 4 explain that the options awards for Randall R. Carpenter and Duane James represent an estimation of the fair value of vested options granted to the two individuals. Please explain whether the valuation of the options awards for Randall R. Carpenter and Duane James are in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123R. Please see Item 402(n)(2)(vi) of Regulation S-K.

The disclosure and the valuation of options on page 27 relating to the fair value of the option awards to Messrs. Carpenter and James has been revised to be consistent with the valuation standards under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123R. The Company has restated its financial statements included in the amended filing in connection with expensing stock option grants during 2006.

5.
Please make sure your tabular information does not deviate from the format set forth in Item 402. For example, all compensation values reported in the Summary Compensation Table must be rounded to the nearest dollar. Please refer to Instruction 2 to 402(n) of Regulation S-K.

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
July 3, 2008

As requested, the Company has revised its disclosure to conform to the format prescribed in Item 402(n).

6.
Footnote 1 in the summary compensation table on page 27 relating to Randall R. Carpenter indicates that the company deferred payment of cash compensation owed to Mr. Carpenter during 2006 and 2007 in the aggregate amount of $100,000 per year. Please clarify your statement in the narrative disclosure on page 27 that the company currently owes Mr. Carpenter deferred compensation in the amount of $291,667.

We have revised the disclosure to provide an additional explanation on page 27 as to the breakdown of aggregate deferred compensation which is currently $349,999.98, which is inclusive of $100,000 for the year ended December 31, 2004, $100,000 for the year ended December 31, 2005, $66,666.67 for the year ended December 31, 2006, $25,000.00 for the year ended December 31, 2007, and $58,333.31 for the three months ended March 31, 2008.  Of the $58,333.31 which was recorded as deferred compensation during the March 31, 2008 interim period, $33,333.32 was related to deferred compensation that actually accrued, but was not recorded, during the year ended December 31, 2007.

7.
We note that you disclose in the narrative disclosure to the summary compensation table on page 27, as well as in the risk factor section on page 11, that the company has “entered into an employment agreement with Mr. Carpenter which will become effective following a registered public offering” of the company's securities. However, the employment agreement between Interstate Data USA, Inc. and Mr. Randall R. Carpenter that was filed as Exhibit 10.8 to the Form 10 indicates that the agreement was effective as of May 25, 2006. Please explain or revise the disclosure to clarify this statement.

The Company has revised the disclosure to clarify that during March 2006, at the time of the execution of the employment agreement, the board of directors of the Company made a determination that the employment agreement would not become effective until completion of a financing in the form of a private or public offering of the Company’s securities, which financing would provide sufficient funds to the Company to pay Mr. Carpenter’s salary and other compensation for the initial term of the agreement, after provision for the Company’s existing operational expenses. The Board has determined that, at this time, the Company has not received sufficient funds from its previous offerings of securities to authorize the commencement of the initial term of the agreement. The employment agreement has not yet been amended to clarify that the term of the agreement will not commence until the Company has received additional financing.

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
July 3, 2008

Financial Statements, page 36

8.
Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X. Please also update the disclosure regarding material changes during the interim period in the management's discussion and analysis of financial condition and results of operations. Please see Item 303(b)(1) and (b)(2) of Regulation S-K.

As requested, the Company has revised the filing to include the financial statements of the Company for the three month interim period ended March 31, 2008 and include disclosure concerning the interim period in the management’s discussion and analysis of financial condition and results of operations.

Exhibits

9.
We note that you disclose on page 5 that your website is maintained and updated by MobileGates Corporation and have paid MobileGates approximately $770,000 in fees to maintain, update, and modify your website. Please provide us with an analysis as to why you have determined that your agreement, if any, with MobileGates does not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

The Company acknowledges that the consulting fees paid to Mobilegates to date are quantitatively material in relation to the Company’s revenues to date. No agreement has been filed under Item 601(b)(10) because the Company does not have any definitive written agreement with Mobilegates for the work performed by Mobilegates to design, build and maintain the Company’s Web site. At the commencement of the Company’s relationship with Mobilegates, Mobilegates prepared a quote for the Company estimating the cost of the work to be performed. After the Company awarded Mobilegates with the work assignment, Mobilegates has periodically invoiced the Company for the consulting work and the Company has paid Mobilegates on an interim basis. Web site hosting of Travmatix.com is performed by a third party vendor pursuant to an agreement between Mobilegates and the vendor. The Web site hosting agreement was not filed as an exhibit to the Form 10 because the Company is not a party to the agreement.

Please note in the letter attached hereto the President of the Company has provided an executed acknowledgement that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Form 10/A; and,
•	Staff comments or changes to the disclosure in response to Staff comments in its Form 10/A do not foreclose the Commission from taking any action with respect to the filing; and,

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
July 3, 2008

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at 561-955-7654.

Very truly yours,

/s/ Rebecca G. DiStefano
Rebecca G. DiStefano

cc:	Mr. Vincent O. Ebuh
Mr. Randall R. Carpenter

[INTERSTATE DATA USA, INC.  LETTERHEAD]

July 3, 2008

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Barbara C. Jacobs, Assistant Director

Re:	Interstate Data USA, Inc.
Registration Statement on Form 10
Filed May 13, 2008, as amended July 3, 2008
File 000-53234

Dear Ms. Jacobs:

Interstate Data USA, Inc. (the “Company”) hereby acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the above-referenced Registration Statement on Form 10 and any related revised registration statements the Company files (collectively, the “Filings”), (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filings, and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Interstate Data USA, Inc.

By: /s/ Randall R. Carpenter
Name: Randall R. Carpenter
Title: President